UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                     INNOVATIVE COATINGS CORPORATION
                              (Name of Issuer)


                   Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                               Jerry Phillips
                           1650 Airport Road, Suite 110
                            Kennesaw, Georgia 30144
                               (770) 919-0100
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 December 31, 2000
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

   (1)  Name of Reporting                     Jerry Phillips
        Persons. S.S. or     	              ###-##-####
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b) X

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of
        Organization                         State of Georgia

                                  (7)  Sole Voting
                                       Power  	    1,250,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         1,250,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,250,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount                        15.2
        in Row (11)

  (14)  Type of Reporting
        Persons                                      IN

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.01 par value per share (the "Shares"), of Innovative Coatings Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 1650 Airport Road, Suite 110, Kennesaw, Georgia 30144.

Item 2. Identity and Background

        (a) This Statement is filed by Jerry S. Phillips ("Phillips")an individual residing in the State of Georgia.

        (b) and (c)

        The principal business address of Phillips is 1650 Airport Road, Suite 110, Kennesaw, Georgia 30144. The principal business of Phillips is President and Chief Executive Officer of Innovative Coatings Corporation.

        (d) The Reporting Person, during the last five years, has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Phillips is a citizen of the State of Georgia.

Item 3. Source and Amount of Funds or Other Consideration

        Phillips acquired 625,000 shares of the Company's Common Stock as a founding shareholder of the Company in 1997 at $0.002 per share. In July 1998, Phillips acquired an option to purchase 625,000 shares of the Company's Common Stock at $.002 per share. Phillips used his personal funds to acquire the shares.

Item 4. Purpose of the Transaction

       Phillips acquired 625,000 shares of the Company's Common Stock as a founding shareholder of the Company in 1997 at $.002 per share. In July 1998, Phillips acquried an option to purchase 625,000 shares of the Company's Common Stock at $.002 per share, which he exercised in December 1999.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Phillips is the beneficial owner of 1,250,000 shares of the Company's Common Stock, which totals 18% of the outstanding Common Stock. Phillips conveyed 375,000 shares of common stock to Phillips Family, LLC, which he controls. Phillips, as an individual, has the power to direct the vote or disposition of the shares beneficially owned by him.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None.

Item 7. Materials to be Filed as Exhibits

        None.


                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Jerry S. Phillips
                                   	JERRY S. PHILLIPS, Individually



Dated: March 9, 2001

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).